May 9, 2019

Gerald Ellenburg
Chairman and Chief Executive Officer
ERC Homebuilders 1, Inc.
2738 Falkenburg Road South
Riverview, FL 33578

       Re: ERC Homebuilders 1, Inc.
           Offering Statement on Form 1-A
           Filed April 22, 2019
           File No. 24-10987

Dear Mr. Ellenburg:

       We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed April 12, 2019

Offering Circular's Cover Page, page 1

1. Disclosure that the minimum investment is 83.33 shares of preferred stock at $500 is inconsistent with disclosure that the minimum investment is 84 shares of preferred stock at $504. Please reconcile the disclosures here and elsewhere in the offering circular.
      Additionally, if you are offering for purchase fractional shares of preferred stock, so indicate.
Risk Factors, page 8

2. We note your disclosure that as of November 19, 2018, the date of the financial statements, the company has no revenues and is not close to profitability. We further note the disclosure that as of November 18, 2018 the company had an accumulated deficit of
      $62,122. Please revise your disclosure to state that November 19, 2018 was the date your financial statements were available to be issued consistent with your disclosure on page F-
 Gerald Ellenburg
FirstName LastNameGerald Ellenburg
ERC Homebuilders 1, Inc.
Comapany NameERC Homebuilders 1, Inc.
May 9, 2019
May 9, 2019 Page 2
Page 2
FirstName LastName
         12. Furthermore, please tell us and expand your disclosures in your subsequent events footnote on page F-12 to discuss the transactions that resulted in the reduction of your accumulated deficit from $133,750 as of November 10, 2018 to $62,122 as of November
         18, 2018.
Terrorist attacks and other acts of violence or war may affect the markets in which we operate..., page 9

3. Given disclosure that you intend to become a next generation wholesaler of build-for-rent single and two family residences on page 5, the meaning of the reference to your hotels'
         ability to produce operating income is unclear. Please revise. Prior Performance Summary,, page 39

4. Please disclose in this section that neither the company nor its affiliated entities have a prior performance record. We note the disclosure in the first two bullet points under
         "Summary Risk Factors" on page 6.
Financial Statements, page F-2

5. Please revise your filing to disclose the date you have selected as your fiscal year end.
         We remind you that the date you select will impact your updating requirements related to the age of your financial statements that should be included in your offering statement.
         See Part F/S of Regulation A for use of Form 1-A.
Independent Auditor's Report, page F-3

6. Please have your auditors revise their report to include the date of the audit report in their report. See Rule 2-02 of Regulation S-X.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements before qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S.
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.
 Gerald Ellenburg
ERC Homebuilders 1, Inc.
May 9, 2019
Page 3



                                        Sincerely,
FirstName LastNameGerald Ellenburg
                                        Division of Corporation Finance
Comapany NameERC Homebuilders 1, Inc.
                                        Office of Manufacturing and
May 9, 2019 Page 3                      Construction
FirstName LastName